UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Kimbell Tiger Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

49436K 106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49436K 106

1.	Names of Reporting Persons Kimbell Royalty Partners, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,752,600(1)(2)(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,752,600(1)(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,752,600(1)(2)(3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.0%(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (a) 2,500 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”), of Kimbell Tiger Acquisition Corp. (the “Issuer”) and (b) 5,750,100 Class A Shares issuable in respect of 100 Class A units (the “Class A Units”) and 5,750,000 Class B units (the “Class B Units” and, together with the Class A Units, “Opco Units”) of Kimbell Tiger Operating Company, LLC (“Opco”). Pursuant to the Amended and Restated Limited Liability Company Agreement of Opco (the “Opco LLC Agreement”), the Class B Units will automatically convert into Class A Units on a one-for-one basis in connection with the Issuer’s initial business combination, and the Class A Units will be thereafter be exchangeable (together with an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), of the Issuer currently owned by the Reporting Persons) after the Issuer’s initial business combination on a one-for-one basis into Class A Shares (or, at the election of the Issuer, cash).
(2)	Shares beneficially owned by Kimbell Royalty Partners, LP are held indirectly through control of its wholly-owned subsidiary, Kimbell Royalty Operating, LLC. Shares beneficially owned by Kimbell Royalty Operating, LLC are held indirectly through control of its wholly-owned subsidiary, Kimbell Tiger Acquisition Sponsor, LLC.
(3)	Excludes 14,100,000 Class A Shares issuable upon the exercise of 14,100,000 private placement warrants purchased by Kimbell Tiger Acquisition Sponsor, LLC that are not presently exercisable.
(4)	Calculated based on (a) 23,000,000 Class A Shares outstanding as of November 3, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022, and (b) 5,750,100 Class A Shares issuable in connection with the Opco Units. The Class B Shares (together with an equal number of corresponding Opco Units) are convertible into an equivalent number of Class A Shares, and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provide as-converted voting rights to holders of Opco Units.

Item 1(a).	Name of Issuer

Kimbell Tiger Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Kimbell Tiger Acquisition Sponsor, LLC
(ii)	Kimbell Royalty Operating, LLC
(iii)	Kimbell Royalty Partners, LP

Item 2(b).	Address of the Principal Business Office, or if None, Residence:

C/O Kimbell Tiger Acquisition Corp.

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

Item 2(c).	Citizenship

See response to Item 4 on cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

49436K 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on cover page.

(b)	Percent of Class:

See response to Item 11 on cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023		Kimbell Royalty Partners, LP

	By:	/s/ Matthew S. Daly
		Name :	Matthew S. Daly
		Title:	Chief Operating Office